UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
New World Savings, Inc. (the "Company" or "we," "us," or "our")

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    August 21, 2017

Physical address of issuer
9281 Research Dr., Irvine, CA. 92618

Website of issuer
www.guacapp.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
EquiFund Crowd Funding Portal Inc. ("EquiFund" or, the "Intermediary")

CIK number of intermediary
0001705665

SEC file number of intermediary
7-115

CRD number, if applicable, of intermediary
288900

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The Intermediary will receive a cash commission equal to seven percent (7%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of shares of common stock of the issuer that is equal to seven percent (7%) of the total number of shares of common stock sold by the issuer in the offering.

Type of security offered
Common Stock

Target number of Securities to be offered
40,000 shares of common stock

Price (or method for determining price)
$0.50 per share

Target offering amount
$20,000

Oversubscriptions accepted:
☑Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other; At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
July 28, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees

2

Summary financial information is provided below for the fiscal year ended December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018
Total Assets	$ 45,028	$ 4,167
Cash & Cash Equivalents	$45,028	$4,167
Accounts Receivable	$0	$0
Short-term Debt	$187,210	$101,565
Long-term Debt	$86,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$130,784	-$97,398

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

NEW WORLD SAVINGS, INC.



Offering of a
Minimum of 40,000 Shares of Common Stock ($20,000)
up to a
Maximum of 2,140,000 Shares of Common Stock ($1,070,000)

	Offering Price	Crowdfunding Platform Commissions (1)	Proceeds to Company (2)
Per Share of Common Stock	**$0.50**	**$0.04**	**$0.46**
Minimum Shares of Common Stock Sold	**$20,000**	**$1,400**	**$18,600**
Maximum Shares of Common Stock Sold	**$1,070,000**	**$74,900**	**$995,100**

We are offering shares of our common stock at a price per share of $0.50. We are offering a minimum of 40,000 shares for $20,000 and up to a maximum of 2,140,000 shares for $1,070,000. The minimum investment that you may make is $100. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at https://equifundcfp.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

(1) In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $20,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.

(2) No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Prime Trust, who we refer to as the escrow agent, in compliance with applicable securities laws until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other

electronic funds transfer in accordance with the instructions provided on the Platform and held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $20,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before the offering deadline set forth on the cover page of this offering statement. If we do not raise the minimum amount offered by the offering deadline, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is July 28, 2020

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page
Exhibit C	Subscription Agreement
Exhibit D	Pitch Deck
Exhibit E	Video Transcript

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at https://equifundcfp.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Our corporate name is New World Savings, Inc. and we do business under the name Guac. We were incorporated in the State of California on August 21, 2017. We are a software application developer that has developed a mobile app called Guac that provides users with a new way to help them save for short-term goals and buy experiences. We are offering shares of our common stock at a price per share of $0.50 with a minimum investment of $100 required. We are offering a minimum of $20,000 of our common stock and a maximum of $1,070,000 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, including the risk factors described in this offering statement, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

Company	New World Savings, Inc., d/b/a Guac, is a California corporation that was formed on August 21, 2017. We have developed a mobile app that helps users save for short-term goals and buy experiences.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for general marketing and advertising (including marketing relating to the sale of our securities in this offering), software development and general corporate and working capital purposes. See "Question 10" below.
Securities Offered	Shares of common stock of our company for $0.50 per share in a minimum amount per investor of $100.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 40,000 shares of common stock or $20,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 2,140,000 shares of our common stock or $1,070,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $20,000 of securities. Once we raise the $20,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers, other employees and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Capital Stock	
Authorized Capitalization	On July 7, 2020, we amended and restated our articles of incorporation. Prior to the filing of the amended and restated articles of incorporation, which we refer to as the Restated Articles, we were authorized to issue 1,000,000 shares of Class A common stock, $0.0001 par value per share and 500,000 shares of Class B common stock, $0.0001 par value per share. Immediately prior to the filing of the Restated Articles, there were outstanding 957,500 shares of Class A common stock and 105,663 shares of Class B common stock. Upon the filing of the Restated Articles, our authorized capital stock was increased to 200,000,000 shares of common stock, $0.0001 par value per share and 20,000,000 shares of preferred stock, $0.0001 par value per share. Also, upon the filing of the Restated Articles, each share of Class A and Class B common stock was automatically converted into one (1) share of common stock. Immediately thereafter and on such date, each one (1) share of our common stock that was issued and outstanding at such time, was split into ten (10) fully paid, nonassessable shares of common stock, which we refer to as the Forward Stock Split, through the issuance of a nine (9) share stock dividend. Immediately after the filing of the Restated Articles, and on the date hereof,

	a total of 10,631,630 shares of common stock are outstanding and no shares of preferred stock are outstanding
Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.
Voting and Control	Holders of Common Stock are entitled to one vote per share of Common Stock. We do not have any voting agreements in place. We do not have any shareholder agreements in place.
Anti-Dilution Rights	The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Scott Armstrong, Ryan Armstrong and Richard Ingrassia. The senior executives of the Company oversee the day-to-day operations of our company subject to the board's oversight. Scott Armstrong serves as the CEO, President and Treasurer of our company and oversees all of our operations. Ryan Armstrong serves as the Chief Operating Officer and Secretary of our company and oversees our sales and marketing efforts and corporate minute books.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	The following limitations apply to investment amounts by individual investors in this offering:
	
	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	• If either their annual income or net worth is less than $107,000, then the greater of:
	
	   • $2,200 or
	
	   • 5 percent of the lesser of their annual income or net worth.
	
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the lesser of their annual income or net worth; and
	
	• During the 12-month period, the aggregate amount of securities sold to an investor through all crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit

	of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment. See "Risk Factors" for a description of the material risks of investing in our company.

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is New World Savings, Inc. The issuer does business under the name Guac. The issuer is a California corporation.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Scott Armstrong, Director   **Dates of Board Service: August 2017 - Present**

Scott Armstrong is an experienced business professional and entrepreneur. Most recently, Scott served as Regional Business Manager at WaveTec, which was sold to a Novartis company for $350,000,000. Prior to WaveTec, Mr. Armstrong founded Axis Eye Institute, which was successfully sold in 2007. Axis acquired young, highly qualified surgeons, while Scott used his operational and marketing expertise to grow and manage the business and build the practice for the young surgeons to eventually purchase.

In 1997, Monolith Capital, LLC, hired Scott as its Chief Operating Officer. Monolith was a hedge fund focusing on the transition from private market to public market. From 1993 to 1997, Scott was National Sales Manager for Medco Pharmaceuticals. While at Medco, he was responsible for developing and managing a sales force of 53 to drive sales in the U.S. and Puerto Rico. During his tenure, sales grew from 1.8M to 22.8M. Scott gained his sales management skills and ophthalmic experience from Johnson & Johnson starting in 1988 -1993.

Scott will act as our President and CEO and manage the day-to-day business and financial operations of our company and oversee business performance and execution of its short and long-term business plan. Scott formed Steep Axis, LLC, solely owned by Scott, to hold his shares in our company.

Scott Armstrong's Business Experience for the Last Three Years

> Employer: New World Savings, Inc.
> Employer's Principal Business: Development and commercialization of Guac mobile app.
> Title: President and Treasurer
> Dates of Service: August 2017- Present
> Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

> Employer: WaveTech Vision
> Employer's Principal Business: A U.S. based ophthalmology surgical technology company.
> Title: Regional Business Manager
> Dates of Service: May 2011 to August 2017
> Responsibilities: Manage and grow sales in the western region of the United States

> Education: Mr. Armstrong attended Arizona State University for 2.5 years, but did not matriculate.

Ryan Armstrong   **Dates of Board Service: August 2017 - Present**

Ryan Armstrong is a business executive/entrepreneur with 10+ years in consulting, specializing in sales and marketing with a focus on social media & growth marketing. Ryan with his head of social influencers Thomas Marquart have built a team of effective conversion driven social influencers with a collective following of 25M+. Ryan was the Regional Sales Director of Alimera Sciences a medical device company specializing in Ophthalmology. Ryan continues to consult in sales and marketing with a focus as the Vice President and Co-Founder of our company.

Ryan Armstrong's Business Experience for the Last Three Years

> Employer: New World Savings, Inc.
> Employer's Principal Business: Development and commercialization of Guac mobile app.
> Title: Chief Operating Officer and Secretary
> Dates of Service: August 2017 - Present
> Responsibilities: Mr. Armstrong leads are sales and marketing efforts and is

> Employer: Alamera Sciences
> Employer's Principal Business: An ophthalmology pharmaceutical device company
> Title: Regional Director
> Dates of Service: November 2015 – November 2018
> Responsibilities: Led the sales division for the western region of the United States.

> Education: B.S. from Southern Methodist University

Richard Ingrassia   **Dates of Board Service: March 2020 - Present**

Rich recently co-founded Wheelhouse Studios, a marketing-first venture studio, after 20+ years as a tech, media and Internet analyst and investment banker. At PwC, Roth Capital, SNL Kagan and Digital Offering, he supported more than $2 billion in public and private company financings and wrote the first equity research for Netflix, IMAX, micro-investing app Acorns and others. Rich has advised AT&T, Disney, DreamWorks and Intel on media strategy and operations and is an adjunct MBA professor at Concordia University Irvine. He's an alumnus of the University of Notre Dame and Northwestern University.

Richard Ingrassia's Business Experience for the Last Three Years

Employer: Wheelhouse Digital Studios LLC
Employer's Principal Business: Venture Finance
Title: Managing Partner
Dates of Service: August 2017 - Present
Responsibilities: Managing operations and strategy. Researching, analyzing and overseeing investments and portfolio company development.

Employer: Digital Offering LLC
Employer's Principal Business: Venture Finance
Title: Managing Director
Dates of Service: October 2013 - November 2018
Responsibilities: Researching, analyzing and overseeing investment offerings.

Education: University of Notre Dame (B.A. in Economics, 1987); Northwestern University (Masters in Journalism, 1994)

OFFICERS OF THE COMPANY

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Scott Armstrong, CEO and President
See "Directors of the Company" section above.

Ryan Armstrong, Chief Operating Officer and Secretary
See "Directors of the Company" section above.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder*	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Scott Armstrong	7,500,000 Shares of Common Stock	71%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Our corporate name is New World Savings, Inc. We are a California corporation that was incorporated on August 21, 2017 for the purpose of developing and commercializing a mobile app called Guac that creates a new way to help users save for short-term goals and buy experiences.

Business Plan

We expect to generate revenue in three primary ways: (1) Interest earned on user funds held on account; (2) Application advertising and marketing; and (3) funds generated from partners through the Guac marketplace where we earn 10% on transactions conducted through the marketplace.

Our Products and/ or Services

Overview

We developed a downloadable personal finance mobile application and marketplace called Guac that offers users a unique way to save money by triggering the deposit of a specified amount of each debit card transaction into separate accounts that we refer to as the Guac Fund Accounts.

Guac is an easy to use application that transfers a user's specified cash amounts based on his debit card purchases, allowing a user to "save while he spends". The application allows users to determine how the amount transferred is calculated, and applies those savings to short or long- term goals. Funds can be saved in a standard savings account or be earmarked in a specified account for specific events such as, investing, vacations, a car or a wedding. The user can have unlimited separate Guac Fund Accounts, with each Guac Fund Account linked to the user's personal bank account(s). Users may also transfer funds from their Guac Fund Accounts to their checking account or to other Guac users. They can also utilize their saved funds in the Guac Marketplace to purchase from our partners.

A user may trigger saving to their account(s) by either selecting a certain percentage of their transactions or rounding up transactions to the nearest dollar. Either way, the user can specify an absolute limit per transaction (i.e., stop calculating a percentage to transfer once the purchase amount is above $20). The application, which utilizes Q2 CorePro and Plaid to access and execute ACH checking account pre-set instructions, automatically transfers the funds real- time as purchases are made. We believe that our app appeals to a market of consumers who grew up on the web and rely on technology such as, Uber, Instacart and Venmo. They trust technology to make their daily lives more efficient.

How the Guac Fund Accounts Work

The Guac Fund Accounts are held as ledger accounts under a master Guac bank account. Each master account containing user funds are insured to $250,000 using insurance from the Federal Deposit Insurance Corporation. Guac has selected National Bank of Kansas City as its launch bank.


1
User makes a purchase via debit card
2
The transaction is recorded at the user's bank
User Banks
3
CorePro executes ACH Instruction and makes the tranfer to Guac via Plaid.
CorePro/Plaid
Guac
4
When the goal is reached or the user wants to withdraw funds, they are transmitted to the specified user account

Target Market

We operate in the fintech (financial technology) sector of the mobile applications market. Financial statistics indicate that this segment continues to have steady growth and investment at all stages. Specifically, we are targeting the Millennial and Gen Z users to create a community of users. There are 83.1 million Millennials in America. By 2025 Millennials will own the largest share of personal income of $8.3 trillion. At such time, Millennials will represent 75% of the workforce and 46% of total U.S. household income. Studies have indicated that 74% of Millennials believe that technology makes life easier; two recessions have affected Millennials' trust and confidence in traditional financial institutions. In 2015, a survey by Chime showed that 67% of Millennials say that they would prefer to use a debit card than a credit card. In 2014, the Wells Fargo Millennial Study showed while 8 in 10 Millennials say the recession taught them the importance of saving for the future, only 55% of the 1,639 Millennials surveyed have started saving for retirement. Those, who currently are not saving, say they won't be able to start until age 35. We are the solution for "simple, effortless savings" that does not threaten to change a user's lifestyle.

Intellectual Property

We have trademarked the name "Guac" for use in downloadable mobile applications for managing personal finances by initiating and supporting personal savings and analyzing spending, for accessing online financial accounts, for electronic transmission of funds, for facilitating saving money tied to lifestyle rules and goals. We have also filed for the trademark "I Guac'd It" but such mark has not yet been issued.

We also own and utilize the domain name Guacapp.com for our business.

Competition

We operate in the highly competitive financial technology, or fintech market and compete with other fintech companies and software and mobile application developers. Specifically, we face competition from other technology companies that provide event driven micro saving applications to consumers. These companies include the following:

- ***Acorns***. Acorns is a smartphone app that "rounds up" your spending to the nearest dollar and invests that rounded difference. It is a micro savings service that allows the user to invest money only pennies at a time. Acorns does not offer the user the opportunity to create a goal or multiple goals to save and does not offer money transfers or bill payments. Acorns simply rounds up user's debit card purchases to purchase products

from a number of retail partners or invest saved funds into the Acorns managed investment funds. Acorns currently has 3,500,000 members and raised nearly $63,000,000. In addition, Acorns charges $1.00 per month for accounts under $5,000 and .25% for accounts over of $5,000.

- *Qapital*. The Qapital app is designed to allocate small amounts of everyday purchases to user's Qapital account. Qapital was launched in May 2015 and, within five months, acquired users in all 50 U.S. states and has since raised $26 million in a new early-stage round of funding. The has 750,000 active users, adding 10,000 new accounts each week. Charging a monthly fee of $3.99. We offer a similar method of saving money, but believe our Guac app is more efficient and easier to use with it's percentage based savings model. Qapital can be confusing to the user in our opinion. In addition, Qapital does not offer user-to-user money transfers.

- *Hello Digit*: Hello Digit is a micro-savings app designed to help users save small amounts of money over time. Similar to the Acorns app, it offers a first step towards consistent savings. Digit evaluates user spending habits and transfers money out of a linked bank account(s) into a Digit account using an algorithm. We allow the user to decide how much to save, when to save and create savings goals. However, Digit's algorithm limits the user's control and interaction with user's method of saving. Furthermore, Digit does not allow users to create separate funds with differing saving plans to reach your goal.

Many of our competitors have substantially greater financial, technical, research, marketing, sales, service and other resources than us, and may develop processes or software applications that are superior to those of our company.

Based on market analysis, we believe that our products and services offer a focused user experience that is simple to use and marketable to the user. Our research indicates that competition is overwhelming the user with too many options to "micro-save", while other competitors only allow user to invest in securities or managed funds within the application. We, on the other hand, allow users to be in control of how much they save, how often, and what they would like to do with the money they saves. In sum, we believe that we offer the user a very simple "save while you spend" micro savings application, user-to-user money transfers (think Venmo) and bill pay option in one simple, interactive handheld application.

Governmental/Regulatory Approval and Compliance

We have been and will continue to be subject to various U.S. laws and regulations, including those relating to privacy. A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other devices. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. We have a current privacy policy and monitor changes in laws and regulations for compliance. Failure to comply with these laws and regulations could subject us to administrative or legal proceedings and actions by various governmental bodies.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 9281 Research Dr., Irvine, CA. 92618.

We conduct business in California.

Because this Form C focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

A copy of the Platform offering page and our investor pitch deck are attached to this Form C as Exhibit B and Exhibit D, respectively. You are encouraged to carefully review these exhibits to learn more about the business of our company, its industry and future plans and prospects. These exhibits are incorporated by reference into this Form C.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. <u>**Discuss the material factors that make an investment in the issuer speculative or risky:**</u>

An investment in the Company involves a high degree of risk. *You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.*

Risks Related to the Company

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the fintech industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

We are an early stage company, with limited operating history.

We are a startup company. We were formed as a corporation in California on August 21, 2017. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for financial technology, or fintech, companies, software and mobile applications. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our sales and marketing, research and development and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

Our app is based on new technologies and is subject to the risks of failure inherent in the development of a new product.

Because our app is based on new technologies, it is subject to risks of failure that are particular to new technologies, including the possibility that:

- our new approach will not result in a product that gains market acceptance;

- our app and the technology powering it may unfavorably interact with other types of commonly used applications and services, thus restricting the circumstances in which it may be used;

- proprietary rights of third parties may preclude us from marketing our app; or

- third parties may market a superior product.

As a result, our activities may not result in a commercially viable product and our sales, revenue and financial condition would be materially adversely affected.

If we are unable to maintain a good relationship with the markets where our app is distributed, our business will suffer.

Apple's "App Store" and Google's "Google Play" will be the primary distribution, marketing, and promotional platforms for our app. Our app and related service is only made available through these platforms and any deterioration in our relationship with Apple or Google would harm our business and adversely affect the value of our stock.

We are subject to Apple's and Google's standard terms and conditions for application developers, which govern the promotion, distribution and operation of apps on their platforms.

Our business would be harmed if:

- Apple or Google discontinues or limits access to its platform by us and other app developers;

- Apple or Google modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or Apple or Google changes how the personal information of its users is made available to application developers on their respective platforms or shared by users;

- Apple or Google establishes more favorable relationships with one or more of our competitors; or

- Apple or Google develops its own competitive offerings.

We could benefit from Apple and Google's strong brand recognition and large user base. If Apple or Google loses its market position or otherwise falls out of favor with users, we would need to identify alternative channels for marketing, promoting and distributing our app, which would consume substantial resources and may not be effective. In addition, Apple and Google have broad discretion to change their terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. Any such changes in the future could significantly alter how our app users experience our app or interact within our app, which may harm our business.

Major network failures could have an adverse effect on our business.

Our technology infrastructure is critical to the performance of our app and customer satisfaction. Our app runs on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain the primary elements of this system, but third parties that we do not control and which would require significant time to replace operate some elements of this system. We expect this dependence on third parties to continue. Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology security that affect third-party networks, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we experience significant service interruptions, which could require significant resources to resolve, it could result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol-enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers' wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business, prospects, results of operations and financial condition.

If our proposed technologies are not accepted by the market our business prospects will suffer.

To support our business plan, we must develop technologies, develop strong brands and make significant capital investments. Should we invest in or design technologies that are not accepted in the marketplace, or if our technologies are not brought to the market in a timely manner, this could materially and adversely impact our company.

There is no assurance that there is a market for our technologies, the size of the market, or the market's acceptance of our applications. Sales outcomes are based upon a variety of factors which cannot be assured. If we fail to successfully develop and commercialize our applications, or if the applications are not accepted by the market, our business prospects will suffer.

Our business model is dependent on user growth and developing strategic partnerships to fuel user growth. If we are not successful in developing these partnerships our business plan will fail and our financial condition, operations and prospects will be adversely affected.

We depend on establishing and maintaining licensing, co-brand and revenue sharing relationships with high-traffic web sites and other technology providers. Increasing the number of these relationships is a key element of our strategic plan. Our business could be adversely affected if we do not establish and maintain additional strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our web sites or additional revenues.

We currently have only nominal verbal commitments from strategic partners that could engage in our marketplace or on whose platform or application we can engage. If we are not able to convert these verbal commitments into binding agreements and expand the number of such agreements, we may have significant difficulty in expanding our user base. Failure to expand our user base would result in our inability to generate any significant level of revenues and our financial condition, operations and prospects would be materially adversely affected. Accordingly, there is no guarantee that we will generate any material level of revenues from advertising or through strategic partnerships.

Defects in our app and the technology powering our technological platform may adversely affect our business.

Tools, code, subroutines and processes contained within our app may contain defects when introduced and also when updates and new versions are released. If our app or an update to our app contains defects or quality problems, we may become subject to adverse publicity, reduced use of our app, product redevelopment costs, loss of or delay in market acceptance of our product or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition and results of operations.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim that our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

Failure to comply with federal and state privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other devices. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business.

We face severe competition from other technology companies that provide event driven micro saving applications to consumers and if we cannot compete effectively our business and financial condition will suffer.

We face, and will continue to face, intense competition from technology companies that provide event driven micro savings applications like our mobile application to consumers. Many of our competitors have substantially greater financial, technical, research, marketing, sales, service and other resources than us, and may develop processes or software applications that are superior to those of our company. The competitors may succeed in obtaining patent protection for their software applications before us. If our competitors develop software applications or technologies that are more effective than ours or that render our applications or technologies obsolete or noncompetitive, our business will suffer.

Our proposed technologies and other information services may become obsolete as a result of technological change and, if so, our financial condition and business will suffer.

Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Our existing or prospective competitors may develop processes or applications that are more effective than ours or which may be more effective at implementing their technologies to develop commercial applications faster, which could in turn render our technology obsolete or noncompetitive.

In order for our business strategy to succeed we must retain qualified personnel. Our failure to do so will negatively affect our business growth and prospects.

Recruiting and retaining qualified professionals to develop applications, as well as sales, marketing and financial professionals, is critical to the future success of our. We intend to hire additional professionals. Competition for experienced personnel is intense, and the turnover rate can be high. Our failure to attract and retain professionals would prevent us, or hinder its ability to pursue, our business plan and grow our business.

Damage to our reputation could adversely impact our business.

Maintaining our reputation is critical to our ability to attract and retain customers and employees. If we fail to deal with, or appear to fail to deal with, various issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues include, but are not limited to, dealing with legal and regulatory requirements, money-laundering, privacy, record keeping, sales practices, and the proper identification of the legal, reputational, credit, liquidity, and market risks inherent in the micro-savings programs that we offer to our customers. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also harm our business.

We depend on certain key personnel, including our President, Scott Armstrong. The loss of any of these key personnel would have a material adverse impact on our business, financial condition and future prospects.

The success of our company is highly dependent upon certain key management, including our President, Scott Armstrong. The loss of the services of this employee could have a material adverse effect on our business, financial condition, and the results of its operations. There can be no assurance that this employee will remain with our company in the future due to circumstances either within or outside of their control. Further, we do not carry, and do not intend to carry, life insurance or key man insurance on its employees.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Our business model is not proven, and we may have to change our business model, which can result in delays in the execution of our business plan. If our business model is ultimately unsuccessful, our company's financial condition and business will suffer materially.

Our business model and operating strategies are unproven. Additionally, the business model may place significant strain on our management, employees, and capital resources. Finally, we may modify and adapt our business model from time to time in material ways, including raising more or less capital and/or incurring more or less debt, depending upon a variety of factors, including without limitation, the amount of capital available to us, the failure and/or success of our company and the availability of management and technology.

Adverse publicity may negatively affect our business.

We are highly dependent upon consumers' perception of our services. As a result, substantial negative publicity concerning our services or the services of other providers who are similar to us could lead to a loss of consumer confidence in our services and reduced sales and prices of our subscriptions. Any of these events could have a material adverse effect on our business, financial condition or result of operations.

Systems failures could significantly disrupt our business.

Our business depends on our ability to effectively provide financial markets information utilizing our technology platform. We also rely heavily on our communications and financial, accounting and other data processing systems, including systems we maintain and systems provided to us by third parties. We face operational risk arising from mistakes made in the delivery of this information. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention and fines or reputational damage. Any failure or interruption of our systems, the systems of third parties that we rely upon or similar problems could have a material adverse effect on our future operating results.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the offering our officers, directors and those of our stockholders who own ten percent or more of our securities collectively own directly or indirectly approximately 90% of our company. Subject to any fiduciary duties owed to our other owners or investors under California law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will be returned without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, further software development and general corporate and working capital purposes. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

THE OFFERING

9.   **What is the purpose of the offering?**

The purpose of the offering is to raise capital for general marketing and advertising, further software development and general corporate and working capital purposes. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

10.   **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[1][2]
Total Proceeds	$20,000	$1,070,000
Less: Offering Expenses		
(A) **Intermediary Commissions (7%)**	$1,400	$74,900
(B) **Legal Expenses**	$4,000	$4,000
(C) **Accounting Expenses**	$1,500	$1,500
(D) **Miscellaneous Offering Expenses**	$1,000	$5,000
Net Proceeds	$12,100	$984,600
Use of Net Proceeds		
(E) **Advertising and Marketing of this Offering and of our Product**	$5,100	$480,000
(F) **Software Development**	$5,000	$290,000
(G) **General Working Capital and other Corporate Purposes**	$2,000	$214,600
Total Use of Net Proceeds	**$0**	**$0**

(1)   We will accept proceeds in excess of the target offering amount of $20,000. We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $1,070,000 in the manner described in the above table.

(2)   The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other

purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

11.   **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at www.EquiFundcfp.com. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12.   **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified on the cover page of this offering statement.

Cancellation instructions can be found in the EquiFund investor dashboard. Investors may cancel their investment commitment by sending an email to guacinvestor@equifundcfp.com. stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by EquiFund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to

such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 2,140,000 shares of our common stock for $1,070,000.00. We are attempting to raise a minimum amount of $20,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount the offering deadline identified on the cover page of this offering statement, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. We will accept investments in excess of the minimum amount up to $1,070,000.00, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Prime Trust, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14.   **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held.

15.   **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16.   **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

Description of Issuer's Securities

17.   **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

The only securities of our company that are outstanding are common stock and convertible promissory notes.

The total amount of common stock issued and outstanding prior to this offering is 10,631,630 shares of common stock.

As of December 31, 2019, we issued convertible promissory notes in the aggregate principal amount of $86,000. As of the date of this offering statement, we have issued convertible promissory notes in the aggregate principal amount of $337,500. The convertible promissory notes are unsecured, bear interest at an annual rate of 7% and mature on the second anniversary of the date of their issuance. The outstanding promissory notes have varying maturity dates from November 12, 2021 through February 20, 2022. The Notes are convertible at a conversion price equal to the lower of (a) 80% of the price per share paid by investors in our next Qualified Financing (as defined below) or (b) a valuation per share based upon a $4 million valuation for our company. A "Qualified Financing" is defined as an equity financing resulting in gross proceeds to us of at least $3 million (including the conversion of Notes and other indebtedness). This offering, even if the maximum amount is raised, will not constitute a Qualified Financing. In addition, the holders of a majority in principal amount may cause the conversion of the Notes at a $4 million valuation at maturity. If there is a sale of the company, then holders of the note would receive the higher of (a) the repayment of their principal amount plus accrued, but unpaid interest, or (b) the amount that the holder would have received if the holder converted to common stock immediately prior to the closing of the sale of the company based on a conversion price that is equal to a $4 million valuation for our company.

We may also offer preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company equal to the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

As noted above, we have outstanding convertible notes. In the event of the liquidation of our company, the noteholders would have a preference in liquidation and would receive the return of their principal plus accrued, but unpaid, interest on such principal prior to any payment being made to holders of our common stock.

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued. Also, see the "The offering price in this offering may not represent the value of our securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the Investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

As of December 31, 2019, we had outstanding convertible promissory notes in the aggregate principal amount of $86,000. As of the date of this offering statement, we have outstanding convertible promissory notes in the aggregate principal amount of $337,500. See the response to Question 17 above for a description of the terms of these convertible promissory notes.

In addition to our convertible debt, we have a commercial loan from SoFi in the original principal amount of $100,000 that bears interest at a rate of 9.99%. Our current balance under this loan as of April 30, 2020 was $88,660.

We have a letter of credit with Wells Fargo in the original principal amount of $25,000. Our current balance under this letter of credit is $11,261 as of April 30, 2020.

We also have credit card debt with Wells Fargo in the aggregate amount of $11,440 as of April 30, 2020

In addition, Scott Armstrong loaned the Company $27,843 through his wholly owned company, Steep Axis, LLC. This loan does not bear interest and is payable upon demand.

25. **What other exempt offerings has the issuer conducted within the past three years?**

We issued a total of 10,631,630 shares of common stock to our initial stockholders under Section 4(a)(2) of the Securities Act.

As of December 31, 2019, we issued a total of $86,000 of convertible notes. As of the date of this offering, we also issued a total of $337,500 of convertible notes. Those notes were issued under Regulation D, Rule 506(b) of the Securities Act. For a description of the terms of these notes, please see our response to question 17 above.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

See the response to Question 24 above regarding the loan made to us by an affiliate of our CEO in the amount of $27,843.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [ ] Yes [X] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Results of Operations

We had no sales in the fiscal year ended December 31, 2019 or 2018. Our sales and marketing expenses for fiscal year 2019 were $62,125 as compared to zero in the fiscal year ended 2018. In 2018, we had not yet began marketing our product and therefore did not incur any marketing expenses. Our general and administrative expenses were $36,200 in fiscal year 2019 compared to $3,112 in fiscal year 2018. This increase in general and administrative expense is the result of conducting and executing business, in 2018 we were in a development stage. Our research and development expenses in fiscal year 2019 were $32,000 as compared to $94,286 in fiscal year 2018. This decrease in research and development expense is the result of completion of development of the original app build in 2018. In 2019, these expenses were attributable to maintenance and software upgrades. Our total operating expenses in fiscal year 2019 were $130,325 compared to $97,398 in fiscal year 2018. This increase is the result of the sum of the factors described above. In addition, we had interest expense of $459 in fiscal year 2019, but not in fiscal year $2018. The interest expense related to interest on convertible notes issued at the end of fiscal year 2019. Our net loss was $130,784 in fiscal year 2019 compared to a net loss of $97,398 in fiscal year 2018. The increase in net loss is attributable to the factors discussed above.

Liquidity and Capital Resources

We had a net loss from operating activities of $130,784 in fiscal year 2019 compared to a net loss of $97,398 in fiscal year 2018. This increase in net loss is attributable to the factors described above under "Results of Operations."

We had cash flow from financing activities of $171,186 in fiscal year 2019 as compared to $101,460 in fiscal year 2018. In fiscal year 2019 we raised $86,000 through the sale of our convertible notes and received an advance from our CEO in the amount of $85,186. In fiscal year 2018, we received proceeds from a pending investment of $76,460 and advances from our CEO of $25,000.   For a description of our convertible notes, see our response to question 17 of this Form C.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in over the course of the next twelve months.

Material Changes and Other Information

None.

Trends and Uncertainties

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the fintech industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

The number one factor that effects our financial performance is our customer acquisition costs (CAC).

The second factor is revenue generation from the Guac marketplace.

Third, is our ability to grow our ledger balance to collect the interest.

We participate in the FinTech industry. The global FinTech mergers and acquisition (M&A) market in 2019 reached its largest year ever by deal count and dollar volume. Across 989 deals, M&A transactions totaled over $233 billion. The three largest deals, involving the acquisition of Worldpay by FIS, FirstData by Fiserv, and Refinitiv by the London Stock Exchange, amounted to a combined total of $111 billion. 74% of dollar volume within the global FinTech M&A market was transacted within North America. Within the global FinTech market, 81% of the banking and lending technology sector's $9.1 billion M&A activity was transacted in North America.[1]

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the unaudited reviewed financial statements for the fiscal years ended December 31, 2019 and 2018.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? [__] Yes [X] No

    (ii) involving the making of any false filing with the Commission? [__] Yes [X] No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

---

[1] https://ftpartners.docsend.com/view/9849q93

If Yes to any of the above, explain:_____

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? [__] Yes [X] No;

   (ii)   involving the making of any false filing with the Commission? [__] Yes [X] No

   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)   at the time of the filing of this offering statement bars the person from:

      (A)   association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

      (B)   engaging in the business of securities, insurance or banking? [__] Yes [X] No

      (C)   engaging in savings association or credit union activities? [__] Yes [X] No

   (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain:_____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

   (ii)   places limitations on the activities, functions or operations of such person? [__] Yes [X] No

   (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain:_____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [___] Yes [X] No

(ii) Section 5 of the Securities Act? [___] Yes [X] No

If Yes to either of the above, explain:_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [___] Yes [X] No

If Yes, explain:_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as   an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [___] Yes [X] No

If Yes, explain:_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [___] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.guacapp.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Scott Armstrong
(Signature)

Scott Armstrong
(Name)

CEO & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Armstrong
(Signature)

/s/ Scott Armstrong
(Name)

CEO & President
(Title)

July 28, 2020
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page
Exhibit C	Subscription Agreement
Exhibit D	Pitch Deck
Exhibit E	Video Transcript

EXHIBIT A
Financial Statements

New World Savings, Inc.
d/b/a Guac
A California Corporation

Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2019 and 2018

NEW WORLD SAVINGS, INC.

TABLE OF CONTENTS



To the Board of Directors of
New World Savings, Inc.
Irvine, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of New World Savings, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
July 10, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

New World Savings, Inc.
Balance Sheets (Unaudited)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 45,028	$ 4,167
Total Current Assets	45,028	4,167
TOTAL ASSETS	$ 45,028	$ 4,167
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ -	$ -
Accrued interest payable	459	-
Due to related party	110,291	25,105
Pending investment	76,460	76,460
Total Current Liabilities	187,210	101,565
Long-term Liabilities:		
Convertible notes payable	86,000	-
Total Long-term Liabilities	86,000	-
Total Liabilities	273,210	101,565
Stockholders' Equity/(Deficit):		
Class A Common Stock, $0.00001 par, 1,000,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively	-	-
Class B Non-voting Common Stock, $0.00001 par, 500,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively	-	-
Additional paid-in capital	-	-
Accumulated deficit	(228,182)	(97,398)
Total Stockholders' Equity/(Deficit)	(228,182)	(97,398)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 45,028	$ 4,167

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 2 -

New World Savings, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2019 and 2018

	2019	2018
Sales, net	$ -	$ -
Costs of goods sold	-	-
Gross profit	-	-
Operating Expenses:		
Sales and marketing	62,125	-
General and administrative	36,200	3,112
Research and development	32,000	94,286
Total Operating Expenses	130,325	97,398
Loss from operations	(130,325)	(97,398)
Other Income/(Expense):		
Interest expense	(459)	-
Total Other Income/(Expense)	(459)	-
Provision for income taxes	-	-
Net Loss	$ (130,784)	$ (97,398)

New World Savings, Inc.
Statements of Changes in Stockholders' Equity/(Deficit) (Unaudited)
For the years ended December 31, 2019 and 2018

	Common Stock						
	Class A Common Stock		Class B Non-Voting Common Stock				Total
					Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity/(Deficit)
Balance at December 31, 2017	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-	(97,398)	(97,398)
Balance at December 31, 2018	-	-	-	-	-	(97,398)	(97,398)
Net loss	-	-	-	-	-	(130,784)	(130,784)
Balance at December 31, 2019	-	$ -	-	$ -	$ -	$ (228,182)	$ (228,182)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

New World Savings, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (130,784)	$ (97,398)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accrued interest payable	459	-
Net Cash Used In Operating Activities	(130,325)	(97,398)
Cash Flows From Financing Activities		
Proceeds from issuance of convertible notes	86,000	-
Pending investment	-	76,460
Advances from related parties	85,186	25,000
Net Cash Provided By Financing Activities	171,186	101,460
Net Change In Cash	40,861	4,062
Cash at Beginning of Period	4,167	105
Cash at End of Period	$ 45,028	$ 4,167
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

New World Savings, Inc.
Notes to Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

New World Savings, Inc. (the "Company"), doing business as Guac, is a corporation formed on August 21, 2017 under the laws of California. The Company was formed to develop a mobile app that helps users save for short-term goals and buy experiences.

As of December 31, 2019, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company's cash balances did not exceeded federally insured limits.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2019 and 2018, the Company held no property or equipment.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from **the entity's contracts to provide goods or services** to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $32,000 and $94,286 for the years ended December 31, 2019 and 2018, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2019 and 2018, the Company had potential net deferred tax assets before valuation allowance of $63,781 and $27,225, respectively, resulting from its net operating loss carryforwards. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2018, no history of generating taxable income, and unknowns to the allowability of historical losses since it is delinquent in filing its historic tax returns. Therefore, valuation allowances of $63,781 and $27,225 were recorded as of December 31, 2019 and 2018, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company estimates it potentially has net operating loss carryforwards available to offset future taxable income in the amounts of $228,182 and $97,398, which potentially may be carried forward if allowed after filing delinquent tax returns.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though all tax years since inception remain open to examination. No tax returns have been filed to date, and therefore the Company is subject to an indeterminate amount of penalties and interest related to the delinquent filing of all historic tax returns.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2019, the Company's had limited liquid assets with just $45,028 of cash and a working capital deficit of $142,182. The Company has sustained net losses of $130,784 and $97,398 for the years ended December 31, 2019 and 2018, has not yet generated revenue, and has an accumulated deficit of $228,182. The **Company's current operating plan indicates that it will continue to incur** losses from operations and generate negative cash flows from operating activities. These factors, **among others, raise substantial doubt about the Company's ability to continue as a g**oing concern.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing. Management plans to raise additional capital in 2020 to satisfy its obligations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: CONVERTIBLE NOTES PAYABLE

The Company issued convertible promissory notes of varying amounts totaling to $86,000 during the year ended December 31, 2019. The notes bear interest at 7% per annum and mature two years after issuance in 2021. The balance and accrued interest outstanding on these notes as of December 31, 2019 was $86,000 and $459, respectively. Interest expense of $459 was incurred on these notes during the year ended December 31, 2019.

The notes are convertible into the Company's stock upon a qualifying equity financing of $3,000,000 or greater (inclusive of the convertible notes), as further defined in the note agreements. The notes automatically convert into the number of shares determined by whichever provides for the greater number of shares between a 20% discount to the pricing in the triggering financing or the price per share determined by a $4,000,000 valuation on the Company's fully diluted capitalization, as further defined in the note agreements.

If the notes are not repaid or converted at the maturity date, at the holders' election, the notes may be converted into the Company's Class B common stock at a conversion rate determined by a $4,000,000 valuation on the Company's full diluted capitalization, inclusive of the convertible notes and other convertible instruments, as further defined in the note agreements.

If there is a sale of the Company (as defined in the note agreements) prior to repayment or conversion of the notes, the noteholders are to receive the greater of the then outstanding principal and interest or the amount the noteholders would have received if the notes were converted to the Company's Class B common stock at a conversion rate determined by a $4,000,000 valuation on the Company's full diluted capitalization, inclusive of the convertible notes and other convertible instruments, as further defined in the note agreements.

As of December 31, 2019, none of the notes have not been converted and remained outstanding in the full principal amounts. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Upon incorporation, the Company authorized 1,000,000 shares of $0.0001 par value Class A Common Stock and 500,000 shares of $0.0001 par value Class B Common Stock.

Class A Common Stock and the Class B Non-Voting Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters with the exception of voting rights, where Class B Non-Voting Common Stock do not have voting rights. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock set forth in the Articles of Incorporation.

In 2018, the Company received prepayments totaling $76,460 for a future investment in the Company from two investors. As of December 31, 2019, the terms of the investment were not finalized. As the funds have been received but the investment contracts not finalized, the $76,460 prepayment is **included on the balance sheet as a "pending investment" liability.** The Company issued shares to these investors at $1.29-$1.66 per share on March 13, 2020.

As of December 31, 2019 and 2018, no shares of Class A and Class B common stock were issued or outstanding.

NOTE 6: DUE TO RELATED PARTIES

Related parties to the Company have advanced the Company funds as needed to fund operations to date. The balance outstanding under this arrangement as of December 31, 2019 and 2018 were $110,291 and $25,105, respectively. The balance is considered payable on demand and does not bear interest.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Convertible Notes Payable

In 2020, the Company issued notes to outside parties for total principal of $156,500. The instruments have differing maturities in 2022 and commensurate terms to the notes discussed in Note 4.

Amended and Restated Articles of Incorporation

In 2020, the Company amended and restated its articles of incorporation ("Restated Articles").

Upon the filing of the Restated Articles, the authorized capital stock was increased to 200,000,000 shares of $0.0001 par value common stock and 20,000,000 shares of $0.0001 par value preferred stock. Upon the filing of the Restated Articles, each share of Class A and Class B common stock was automatically converted into one share of common stock. Immediately thereafter and on such date, each one share of the common stock that was issued and outstanding at such time, was split into ten fully paid, nonassessable shares of common stock, which was referred to as the forward stock split, through the issuance of a nine share stock dividend. Immediately after the filing of the Restated Articles, and on the date thereof, a total of 10,631,630 shares of common stock are outstanding and no shares of preferred stock are outstanding. The differing rights of privileges of the stock classes are established in the Restated Articles.

Common Stock Issuances

In 2020, the Company issued 1,207,500 shares of Class A common stock for $0.0001 per share, providing proceeds of $120, and 50,380 shares of Class B common stock for $1.29-$1.66 per share, providing proceeds of $76,460 which were previously received in 2018 and recorded as pending investment.

The Company also issued 55,283 shares of Class B common stock in exchange for services rendered

On April 30, 2020, 250,000 shares of Class A common stock were cancelled.

Management's Evaluation

Management has evaluated subsequent events through July 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT B
Offering Page

 equifund CFP (/)

≡

 ● Guac

▶ The first dedicated lifestyle banking
app for millennials

INVEST NOW!

Top Reasons to Invest   Guac's "Secret Sauce"   Track Record of Success   Industry Disruption Potential

Guac (New World Savings, Inc.)

Now Accepting Investors
**Limited availability*

0% of min. target

$0 committed
0 investors

OFFERING TYPE	PRICE PER SHARE	VALUATION	MINIMUM
Regulation CF	$0.50	$5.3 million	$100

"This Tiny Fintech Could Transform The Way 83 Million Americans Bank"

62% of millennials **struggle to save**, often going into debt to pay for vacations and experiences.

Guac's new lifestyle banking app combines **advanced micro-savings technology** with a built-in "experience marketplace" for users to book travel, events, and more... all in one place.

It's transforming how the <u>biggest generation</u> this planet has ever seen saves — and it could **disrupt the banking industry** as we know it, making the traditional savings account obsolete.

This your opportunity to get in early on an app that could potentially transform the way millennials bank
...and you can do so for as little as $100!

INVEST NOW!

The "Big Idea" In 60 Seconds

Millennials are the **largest generation** in today's workforce, but many struggle to save money for the goals and experiences that are meaningful to them.

Unlike previous generations who were motivated to save up for "retirement" and build long term wealth, the Millennials want to enjoy life <u>right now</u>. However, most financial institutions aren't prepared to serve this new type of customer and their changing needs.

In fact, **more than one-third** of all Millennials choose non-traditional career paths, which can include multiple jobs, contract work, or "side hustles."

This means they typically have a less-than-stable income stream and **no easy access** to the types of traditional "savings plans" their parents benefited from.

To make things more challenging, they're also forced to contend with a high cost of living, staggering student-loan debt, and an annual salary that's an estimated 20% less than their parents earned at their same age.

But that doesn't mean Millennials aren't motivated to save their money — *they're simply driven by different goals.*



That's why this massive generational cohort needs a solution that can help them get the short-term gratification they want, all while developing the valuable habit of setting — *and achieving* — meaningful monetary targets.

The secret to solving this puzzle? According to the founders of Guac, the answer could be as simple as getting Millennials to "save as they spend".

You see, unlike other FinTech companies that have "round up" savings features (which aren't controllable by the user)...

Guac uses a percentage-based "save while you spend" technology to help users set meaningful financial goals, track and measure their progress, and save money on purchases through an in-app marketplace.

Today, you have the opportunity to be an early investor in this "lifestyle banking app" that could potentially disrupt two of the world's most lucrative industries: Finance and Travel.

3 Reasons To Consider Investing Today:

REASON #1: THE COMPANY IS BACKED BY SOME OF THE TOP FINTECH TALENT IN THE INDUSTRY.

Four of them were part of the team that helped build micro-savings app Acorns into an $860 million success. They see so much potential in Guac, they've decided to join the management team, and have even made a strategic investment in the company.

REASON #2: THEY'RE ACQUIRING NEW USERS AT INDUSTRY-LOW COSTS

According to Guac's team, they are acquiring new users at an industry-low cost of $14 per completed registration. This means they have a serious **competitive advantage** when it comes to arguably the hardest part of achieving massive scale.

REASON #3: THE USER DATA COULD BE A GOLDMINE FOR A POTENTIAL ACQUIRER

But the most exciting part of this opportunity is this: **How valuable Guac's user data could be to a potential acquirer.**

Guac knows what each user is saving for... how much they're saving... and when they want to buy it. Not only that, but users can also buy those items through in-app purchases. This means any brand looking to get access to the **"Holy Grail"** of next-generation customers could get it through Guac's unique save-and-spend ecosystem.

Invest In The First Lifestyle Banking App
For Short-Term Savings Goals & Life Experiences

The millennial market is a trillion-dollar opportunity... and Guac is capitalizing on it.

Millennials represent the largest generation in US history — a staggering **83 million people**. By 2025, they'll represent 75% of the workforce and own the largest share of personal income... a whopping ***$8.3 trillion***.

Millennials also save (and spend) differently than previous generations. They are more about the **"experience economy"**, and place a higher value on travel and **experiences** than their elders. Why? Because millennials see these items as a way of building their social currency, a top priority in the age of social media.



In fact, 47% of millennials say they would rather save for travel than for buying a house. That means more than 35 million Americans are looking to experience the "now" rather than the "later". What's more, a survey by the AICPA shows that over 75% of millennials want the same clothes, cars, and gadgets as their friends, and they are willing to go into debt with these purchases.

The willingness to make these purchases on **credit highlights the need for a short-term savings solution**. And while new micro-savings apps like Acorns are great for retirement-style savings, they aren't designed to meet quick objectives. Guac is.

MILLENNIALS STRUGGLE TO SAVE, OFTEN GOING INTO DEBT TO PAY FOR VACATIONS & EXPERIENCES.

62%	**46%**	**83%**
Of millennials live paycheck to paycheck	Of millennials had ZERO savings in 2017	Of millennials plan on traveling at least 1-3 times a year



Guac Helps Millennials Save Money Faster

Guac helps millennials save for short-term goals like traveling, concerts, events, and other life experiences — anything the younger generation values.

It uses **advanced micro-savings** technology to help users literally "*save while they spend*" and is fully-customizable. All a user has to do is link Guac with their checking account, set a percentage to save (say 5%), and go about their daily life.



Every time they spend, the set percentage of money is automatically transferred from a user's checking account to their Guac savings fund. Pay $30 for gas, $1.50 is transferred. $125 on groceries, $5.25 is saved.

This compares to other apps that typically use a "round-up" feature as their savings tool. This method offers little control over how much is saved, and only saves pennies at a time, making it almost impossible to reach a short-term goal.

Guac is a better solution because it helps its users meet their short-term savings goals faster, and with more freedom. Plus, it does so with no fees and with other added benefits — two major factors in a millennials banking decision. According to a survey done by fintech company Kasasa...

83% of millennials said they would switch banks to receive better rewards

93% of millennials said no-fee banking was a priority.

Guac is the **only free micro-savings app** with absolutely no subscription fees, no sign-up fees, and no monthly fees. Guac also offers users **extra benefits** usually reserved for luxury credit card holders such as an exclusive in-app marketplace.

And in fact, this in-app marketplace is the driving force behind Guac's potential upside...

The Guac Marketplace: The "Secret Sauce" That Elevates User Experience

Marketplace
$2,143.50

Guac's marketplace enables users to pay for goals like travel directly from their Guac savings fund without having to leave the app or make a transfer. The seamless save-and-purchase process increases convenience relative to other micro-savings apps. Users also receive discounts on retail pricing, **further incentivizing** marketplace usage.

Guac is partnering with online travel agencies, concert/event providers, fashion, and tech companies to provide services in the app. Several **major brands** have already signed on, and discussions are ongoing with many more.



Potential Partnership Opportunities:



American Airlines, United Airlines, Delta, Travelocity, Hotels.com, Southwest, Ticketmaster, T-Mobile, Lyft, Budget, Airbnb, Hilton, Hyatt, Sheraton, Live Nation, Expedia, Cheapflights, Marriott, Wyndham, Surfhouse, Hertz, Uber

That's not all...

Guac also rewards users with "cashback" on every purchase made in its Marketplace.

Cashback apps like Rakuten and Ibotta are hugely successful. But Guac takes the cashback experience to the next level.

Now when a user books an experience in the Guac marketplace, a certain percentage of that experience is deposited back into their Guac account, giving them an immediate boost to their savings for a future purchase.

The circular process reinforces Guac as an integral part of a millennial's save-and-spend lifestyle. It will help **improve user retention, loyalty and stickiness** — all important factors for the long-term growth of the company.



GUAC COULD BECOME AN INTEGRAL PART OF A MILLENNIAL'S SAVE-AND-SPEND LIFESTYLE.
THEIR GUAC SAVINGS FUND GROWS
THEY BUY AN EXPERIENCE IN THE MARKETPLACE
THEY RECEIVE CASHBACK WHICH IS DEPOSITED INTO THEIR GUAC ACCOUNT

▶ **A built-in marketplace with cashback transforms Guac from a micro-savings tool into a full lifestyle banking solution for millennials.**

Guac's Advantages Over A Traditional Savings Account

Typical bank savings account (Bank of America, Chase, Wells Fargo)	**Guac**
Monthly fees ◀	✓ **NO** monthly fees
Minimum balances ◀	✓ **NO** minimum balances
Withdrawal limits ◀	✓ **NO** withdrawal limits
Have to manually deposit funds ◀	✓ **AUTOMATIC** depositing of funds
Takes a long time to save for goals ◀	✓ **FASTER** saving for goals
Burdensome setup ◀	✓ **QUICK** setup in minutes
Limited marketplace, rewards, and cash-back features ◀	✓ **EXCLUSIVE** marketplace (coming soon)
	✓ **REWARDS** program (coming soon)
	✓ **CASH-BACK** on purchases (coming soon)







FDIC — All deposits are also backed by the FDIC. This means every Guac customer benefits from the same regulatory safety they would have with any savings account they'd normally open at a traditional financial institution.

With Guac, there's little reason to ever open a traditional savings account again... and the implications of that could be tremendous.

No Fees? How Does Guac Make Money?

Guac generates revenue from the benefits it gives its users. It receives a commission on each purchase and booking made through the in-app marketplace, and is in a **power position** to negotiate favorable rates with its partners.



You see, Guac captures and provides its partners with the most **targeted** millennial audience possible — it knows what a user is saving for, the amount they're saving, and when they want to buy it. This is extremely valuable information and enables Guac to extract more revenue from its vendors.

Additionally, Guac also generates income from the interest it earns on deposits. The more users it acquires and deposits it holds, the more interest revenue it earns. Guac also charges a fee every time a user transfers money from its Guac savings fund to their checking account.

> **How Guac Makes Money:**
>
> Up to **20% commissions** on all purchases/bookings made via the Guac Marketplace
>
> **1.5% interest** on all deposits
>
> **$0.99** for users to transfer funds back to their checking account. An additional $0.99 is charged to bypass the standard bank billing cycle of 3 days to have funds available with 24 hours

Guac Delivers Undeniable Value And Its Users Are Raving About It

Guac delivers **undeniable value** and benefits to their users at NO COST to them. This radical way of thinking has resulted in mass adoption and product evangelists – just look at what their members are saying:

Great app
★★★★★
I love this app! I recommend it to as many ppl as I can. I mistakenly forgot about Guac and only remembered after I saw the transactions in my bank account. I had just lost my job and to my surprise I had 200$+ waiting in my Guac account. It was a blessing to see that money there. I more

Been waiting for something like…
★★★★★
I wish I would have thought of this idea. Great way to set personal finance goals without having to think about it 24/7. Love how easy the platform is to use and the updates keep getting better. Thanks for creating this app and can't wait to earn my next trip.

Next thing I knew…
★★★★★
I've never been a saver. When I came across this app, I didn't think it would make an impact. Next thing I know, I have hundreds put away for a trip called "TBD". It's literally been 3 weeks. It's easy. It's mindless. It works. Set it and forget it.

Exactly what I have been lookin…
★★★★★
I wanted a app like this that could help me save money. I didn't want to deal with acorns investing my money for me. I have saved over a hundred dollars in under four weeks and I have not even noticed the money it takes. I would recommend to everyone five stars!

Genius
★★★★★
This has been the easiest and fastest way for us to save a $1,000 emergency fund. We set our Guac account to take out 10% of every transaction we make. So if we spend a $1.00 then Guac moves .10¢ into our Guac account. It's a pretty simple app and really straight forward. I do hope that Guac allows users to have multiple accounts with varying percentages you could assign. For example take 10% out and direct 5% for Emergency fund, 3% for Vacation fund and 2% for Entertainment fund. We would highly recommend this app to anyone!

Loving this app!!!
★★★★★
I was skeptical but it's legitimately helped me save for the things I've been putting off due to my horrible spending habits!!! This app works!!!! A+++ I promise you'll be happy once you use it!!! Super easy and worth it!!

These testimonials emphasize Guac's early success in the market. But the team behind Guac is no stranger to success. In fact, a number of them have the impressive pedigree of being a part of the original team that built Acorns.

A Track Record Of Success (And Making Shareholders Money)

Founded in 2012, Acorns is a **hugely successful** micro-savings app that rounds-up a users change and invests those funds in $5 increments.



The company targets long-term savers and is one of the fastest growing fintech's in the world, with a userbase exceeding 4.5 milion users.

Last year, Acorns was **valued at $860 million.** Forbes also named the company to its exclusive list of fastest-growing venture-backed companies, calling it the next billion-dollar startup.

Acorns Statistics:

👤
4.5 Million Users

🐷
$1 Billion Saved By Users

💵
$860 Million Valuation

Now, **four of the men who helped build Acorns** into the next unicorn have joined **Guac**… *and they're looking to repeat that success.*

SOME OF THE <u>KEY ACORNS TEAM MEMBERS</u> THAT WERE INSTRUMENTAL IN BUILDING ACORNS INTO AN $860 MILLION COMPANY ARE NOW <u>WITH GUAC</u>



Rich Ingrassia



Rich was a **key part of the original Acorns team.** He helped develop the company's first financial models and was paramount in its initial capital raises. He is also the Founder and Managing Partner of Wheelhouse Digital Studios, a venture capital & private equity firm.

Rich has <u>joined Guac's Board of Directors</u> and will play an active role as the company's Strategic Finance Advisor. He brings 23 years of startup and early growth experience to Guac as well as a track record of fintech success with Acorns.

Mike Paley, Scott Paley & Sami Khan







Mike, Scott & Sami were instrumental in the growth of Acorns and Honey (which was just sold to PayPal for $4B) and are Co-Founders of Staircase Digital, a growth marketing firm for Seed-stage to Series-B start-ups.

They see the potential upside in Guac and have made a strategic investment in the company to become shareholders. They also plan to work closely with Guac's management team and bring their user acquitision expertise to help the company grow.

Thanks in part to these four men, early shareholders in Acorns multiplied their investments many times over. Now they're looking to repeat that success with Guac — and you have the oportunity to join them.

INVEST NOW!

Guac's Rapid Growth Means Investors Are Getting More Value Everyday

With the experience learned at Acorns, Guac's team has deployed a successful growth marketing campaign resulting in some of the <u>lowest acquisition costs</u> in the industry.

Guac is also working with leading social media influencers that collectively have **75 million+ followers** to drive further growth. These influencers have a major impact on the millennial market and will play a key role in helping Guac "go viral".

Every user adds value to the company and your investment. At its latest financing, Acorns had 4.5 million users and was valued at $860 million. That places a value of $191 on each user of the app.

With Guac adding more users daily — and acquiring them for as low as $14 — the potential value building inside the company for shareholders who get in today is exciting.



Current Users: 13,540 (as of May 2020)

Current Qtr Users Added: 3,952

Qtr-Over-Qtr Growth Rate: 41.2%

Current Amount Saved: $345,000

User Acquisition Cost: $14 avg.

Industry Avg Cost: $50-$100

GUAC HAS AN INDUSTRY-BEST USER ACQUISITION COST OF $14.
BUT THE POTENTIAL VALUE OF EACH USER COULD BE AS HIGH
AS $191... *13-TIMES MORE THAN THE COST TO ACQUIRE.*

DO YOU SEE THE OPPORTUNITY?

Major Disruption Potential Could Mean An Advantage For Early Investors

Guac has the potential to disrupt not one... but two of the **most lucrative industries** on the planet, and that could have a major impact on how quickly Guac's value rises.





BANKING:

In a 2019 report, traditional banks cite the number one concern is **deposit drain.**

Every dollar deposited with Guac is one that is sucked from another financial institution. This opens a new, **never-before-seen drain** on bank deposits and poses a long-term threat to traditional brick-and-mortar banks.

On top of that, Millennials are an increasingly **high value target** as the banks become aware of the $30 TRILLION intergenerational transfer of wealth expected over the next 10 years. The lifestyle data and purchase intent information Guac receives on every user is highly coveted.

TRAVEL:

Airlines, hotels & hospitality companies are paying commission rates of up to 25% to third parties like Expedia and Travelocity (which struggle to capture the valuable Millennial audience).

Guac will steal market share from large travel portals by charging vendors lower commission and providing them with the highly coveted Millennial audience they desire.

INVEST NOW!

Why Guac Is A Prime Takeover Target In A Red Hot Fintech Market

Fintech's are experiencing acquisition activity at unprecedented rates. Last year set a record as the **largest ever** in terms of deal count *AND* dollar volume. And despite a coronavirus slowdown, activity in the fintech space is expected to continue to be strong.



In fact, the Fintech Times calls data *"the most valuable commodity of 2020"* — and that's great news for Guac investors...

You see, Guac knows what a user is saving for. How much they're saving. And when they want to buy it.

This is valuable data.

Plus, Guac's micro-savings tool receives data on every transaction that goes through a user's attached checking account, including vendor, amount, and date. To big data companies, this information is **as good as gold.**

Fintech Companies Are Getting Snatched-up For Billions:

Fidelity National Information Services acquires Worldpay for **$35 billion**

Intuit acquires Credit Karma for **$7.1 billion**

Visa acquires Plaid for **$5.3 billion**

Thoma Bravo acquired Ellie Mae for **$3.7 billion**

Mastercard buys real-time payments unit from Nets Groups for **$3.2 billion**

BlackRock acquired eFront for **$1.3 billion**

PayPal acquired Honey for **$4 billion**

▶ **Bloomberg**

Banks Waking Up to Fintech Threat Throw Billions Into Digital

"For a while, the world's banking giants largely ignored them. Now they're starting to feel the heat—and fighting back with the most formidable weapon in their arsenals: cash."

But that's not all. Guac has the potential to shake the foundations of **trillion-dollar industries**. Remember...

✔ Guac is starting to **disrupt** the traditional banking industry with deposit drainage (which could grow exponentially as its userbase climbs).

✔ It's **stealing market share** away from large travel portals (which could put a crosshair on its back from the likes of Expedia or Travelocity).

✔ And, its userbase is the **highly coveted** Millennial (which will soon become the highest spending generation of all-time).

GUAC BELIEVES IT HAS THE MAKINGS OF A TAKEOVER TARGET...
AND YOU HAVE THE OPPORTUNITY TO GET IN FOR AS LITTLE AS $100.

INVEST NOW!

Innovation And Success Could Emerge From Crisis

SOME OF THE WORLD'S MOST SUCCESSFUL TECH COMPANIES WERE FOUNDED IN THE WAKE OF THE 2008 FINANCIAL CRISIS.

Guac understands that hardships triggered by a global crisis often last for years. But it also believes ingenuity driven by the necessities of coping with (and surviving) a crisis could give birth to an economy that's more robust and successful than anything in the past.

Think back to the 2008 financial crisis. Dozens of billion-dollar-plus companies were born in its wake, making **fabulous wealth for visionary investors** who saw and moved quickly to support potential in companies that no one yet knew.

Companies like Instagram, WhatsApp, Uber, Airbnb, Pinterest, Groupon, and many others emerged from the hard times of that financial crisis.



- **Founded:** 2009
- **Seed Round:** Savvy investors got in when the company was valued at $4 million
- **Exit:** IPO on May 9, 2019 gave company a $82.4 billion valuation
▶ **Early Investor Return: 2,059,000%**

airbnb

- **Founded:** 2009
- **Seed Round:** Wise investors got in when the company was valued at only $3 million
- **Latest:** The latest equity only offering valued the company at $35 billion
▶ **Early Investor Return: 1,166,570%**



- **Founded:** 2009
- **Series A:** Investors bought shares when the company was valued at $78.4 million
- **Exit:** Acquired on May 9, 2019 giving the company a $19 billion valuation
▶ **Early Investor Return: 24,135%**



- **Founded:** 2010
- **Seed Round:** Investors bought-in when the company was valued at $2 million
- **Exit:** Acquired just over two years after the seed round for $1 billion
▶ **Early Investor Return: 49,900%**



- **Founded:** 2010
- **Post-Seed Round:** Investors bought shares at a $2.15 million valuation
- **Exit:** IPO on April 18, 2019 valuing the company at $10 billion
▶ **Early Investor Return: 1,166,570%**



- **Founded:** 2008
- **Series A:** Investors bought shares at a $26 million valuation
- **Exit:** IPO on November 4, 2011 valuing the company at $16 billion
▶ **Early Investor Return: 61,439%**

(Based on data compiled from CBInsights, Pitchbook, and Crunchbase)

And these disruptors weren't just lucrative for shareholders in the long-term... The value of these companies spiked early, often within months of the initial seed/angel round raises. Here's the valuation trajectory during early financings...



Valuation Growth During Early Financing Rounds

(Based on data compiled from CBInsights, Pitchbook, and Crunchbase)

Uber saw its valuation **multiply 963-fold** in less than 3 years after its Seed Round.

AirBnB seed-round investors saw their investment **appreciate 900-fold** in 3.5 years.

Pinterest early investors multiplied their investment **790-times over.**

And, Instagram was bought by Facebook **for $1 billion** just 2.5 years after its seed-round (a **500-fold win** for early investors).

The average valuation of these disruptors went from under $5 million to over $2 BILLION in only three years.

INVEST NOW!

More Key Members Of The Guac Team

It's not just Acorns alumni backing Guac. The company is stacked with top-notch professionals that have built and sold companies before.



Scott Armstrong – Founder + President

Business executive with over 30 years experience building and scaling companies

Been a key part of several successful exits including founding and selling the Axis Eye Institute, and serving as Business Manager for WaveTec, which was sold to a Novartis for $350 million.

Scott is also a former Chief Operating Officer of Monolith Capital.



Ryan Armstrong – Co-Founder + Vice President

Business executive/entrepreneur with 10+ years in consulting, specializing in Sales & Marketing with a focus on social media & growth market



Rich Ingrassia – Director + Strategic Finance

Rich brings 23 years of startup and early growth experience to Guac as well as a track record of fintech success with Acorns.

He's a former senior analyst at Roth Capital and has advised institutional money managers on portfolio decisions for funds of $50 million to $50 billion.

Rich is also Founder and Managing Partner of Wheelhouse

Digital Studios, a venture capital & private equity firm.



Thomas Marquart – Digital Marketing Lead

Thomas has over 10 years of marketing expertise and a unique and progressive understanding of today's social media climate. He has cultivated a powerful network of social media and digital marketing professionals and is bringing these relationships to Guac.



John Yuzdepski – Product Development Consultant

John is Co-Founder of RITECH, a design and development company that's worked with Microsoft, Discovery Master and ROVR.

He brings years of experience in Senior VP roles in technology and product development, and also co-founded a platform engineering company in the intelligence and national security sector.





Invest in Guac,
and then use it:



Download on the App Store

2) Setup a new fund
1) Download the app and sync with your bank.
3) Sit back and save while you spend
Create a Fund
Name the fund
Set % saved
Set the limit
Set goal
Set deadline for the goal
Create fund
$2,143.50

INVEST NOW!

equi (/)

260 Terence Matthews Cres., Suite 201
Ottawa, Ontario. K2M 2C7

T : 1-800-879-7606
E : info@equifundcfp.com (mailto:info@equifundcfp.com)

Frequently Asked Questions
Investor Education
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Terms of Use
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Pre-Dispute Arbitration Clause

EXHIBIT C
Subscription Agreement

NEW WORLD SAVINGS, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
NEW WORLD SAVINGS, INC.
9281 Research Dr.
Irvine, CA 92618

Ladies and Gentlemen:

1.   Background. The undersigned understands that New World Savings, Inc., a California corporation, d/b/a Guac (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated July 28, 2020, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 2,140,000 shares of its Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $0.50 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $20,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,070,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of gross monies raised in the Offering and Common Stock that is equal to 7% of the total shares of Common Stock sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.equifundcfp.com.

2.   Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. <u>Closing</u>.

(a) <u>Closing</u>. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b) <u>Closing Conditions</u>. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; ; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. <u>Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

11.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

12.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California without regard to the principles of conflicts of laws.

15.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23.   <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24.   <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25.   <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

NEW WORLD SAVINGS, INC.

By:_____

Name:_____

Title:_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By:_____   By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT D
Pitch Deck




9:41
Guac
Total Savings
$2,143.50
Pending Deposits: $12.90
$2,130.06 Available
Activity
My New Car
$1210 / 4,900
Do Not Touch
$490
Vacation Fund
$443.50 / 2,350
Create a new fund

Guac

Investor Presentation

The information contained in this presentation is for use by you and a limited number of other parties who are interested in investing New World Savings, Inc (the "Company"). This investor presentation is designed to provide you with some preliminary information about the Company that will assist you in deciding whether to pursue any such relationship with the Company. For more detailed information about the Company, including detailed risk factors, please see the Offering Statement on Form C that was filed by the Company with the SEC and is available on the SEC's website (www.sec.gov) and also on the Company's offering page on the Equifund website at www.equifundcfp.com. This summary does not constitute an offer to sell or the solicitation of an offer to buy securities of the Company.

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Executive Summary

Guac Is The First Dedicated "Lifestyle Banking App" For Millennials.

▶ It helps them save for the short-term goals faster and with more freedom than other apps.



Guac

- 62% of millennials **struggle to save,** often going into debt to pay for vacations and experiences.[1]

  Guac's new lifestyle banking app combines **advanced micro-savings technology with a built-in "experience marketplace"** for users to book travel, events, and more... *all in one place*.

  It's transforming how the biggest generation this planet has ever seen saves — and it could disrupt the two of the most lucrative industries in the world: **banking** and **travel**.

GUAC INVESTMENT HIGHLIGHTS:

- ✔ **First of its kind** dedicated lifestyle Banking app for millennials
- ✔ Backed by **top fintech talent**
- ✔ Major **takeover potential**
- ✔ **Disruption potential**
- ✔ **Industry best** acquisition costs
- ✔ **Getting in early** at a seed-level valuation



Fund Preview
Every time I spend up to $1,000.00 I want to transfer an additional 10% into my Vacation Fund.
Example Guac Transfers
August 9, 2019
Check
$1,000.00
Saved: $100.00
Grocery Store
$350.00
Saved: $35.00
Venmo
$70.00
Saved: $7.00

▶ Guac Is Accepting A Limited Number Of Investors Through An Early-Stage Offering.



1) https://www.cnbc.com/2019/05/10/62-percent-of-millennials-say-they-are-living-paycheck-to-paycheck.html

Background

The Millennial Market Is A Trillion-Dollar Opportunity
...and Guac plans to capitalize on it.



- Millennials represent the largest generation in US history —
  a staggering 83 million people. By 2025, they'll represent 75%
  of the workforce and own the largest share of personal
  income... *a whopping $8 trillion.*[1][2][3]

- Millennials also place a **higher value on travel and
  experiences** than previous generations. They are socially
  driven and want to enjoy life right now. In fact, 47% of
  millennials say they would rather save for travel than for
  buying a house.[4]

  ▶ **That Means More Than 35 Million Americans
    Want To Experience The "Now"... Not The "Later".**

1) https://cmo.adobe.com/articles/2016/6/15-mind-blowing-stats-about-millennials.html
2) https://www.forbes.com/sites/markhall/2017/11/08/what-the-ideal-workplace-of-the-future-looks-like-according-to-millennials/#43947df44228https://pitchbook.com/newsletter/digit-secures-275m
3) https://www.cnbc.com/2015/08/17/how-trillion-dollar-millennials-are-spending-their-cash.html
4) https://www.cnbc.com/2017/09/07/millennials-would-rather-travel-than-buy-a-home.html

The Problem

Millennials Struggle To Save, Often Going Into Debt To Pay For Vacations & Experiences.

▶ More than half of all millennial's live **paycheck-to-paycheck** while 46% have <u>no savings at all</u>. [1][2]

Despite this lack of disposable income, the vast majority still want to save for life experiences like traveling at least once a year (even if it means going in debt).

And while new micro-savings apps like Acorns are great for retirement-style savings, they *aren't* designed to meet quick objectives.

■ **Millennials Need A Solution To Help Them Meet Short-term Savings Goals.**

And that's where Guac comes in.



JOURNAL OF ACCOUNTANCY®

"Millennials want to save more money, but low salaries, high living expenses, and poor financial habits get in their way."

Millennials Save (And Spend) Differently Than Previous Generations.

■ **62%** Live **paycheck-to-paycheck**

■ **46%** Have **ZERO** savings in 2017

■ **83%** Plan on **traveling** 1-3 times a year.

■ **37%** Are **willing to go into debt** to travel [3]

1) https://www.cnbc.com/2018/02/09/a-growing-percentage-of-millennials-have-absolutely-nothing-saved.html
2) https://www.cnbc.com/2019/05/10/62-percent-of-millennials-say-they-are-living-paycheck-to-paycheck.html
3) https://www.vrbo.com/vacation-ideas/explore-vrbo/travel-trends/vrbo-traveler-survey-2019

The Solution

Guac Is A Lifestyle Banking App Designed To Help Millennials Save For Short-Term Goals Like Travel And Life Experiences.

- Guac uses a **percentage-based "save while you spend" technology** to help users set meaningful financial goals, track and measure their progress, and save money on purchases through an in-app marketplace.

  All a user has to do is link Guac with their checking account, set the percentage of each transaction they want to save (say 5%), and go about their daily life.

- Every time they spend, money is automatically transferred from a user's checking account to their **Guac savings fund.** If they pay $30 for gas, $1.50 is transferred. If they buy $125 worth groceries, $5.25 is saved.

▶ When a user meets their savings goal and is ready to buy, they can then either transfer funds to their checking account or purchase items and experiences directly in the **exclusive Guac Marketplace.**


Trip to Hawaii
$760 / 900
Fund Preview
Every time I spend up to $1,000.00 I want to transfer an additional 10% into my Vacation Fund.
Check
Saved: $100.00
Grocery Store
Saved: $35.00
Venmo
Saved: $7.00
Save
Guac
Total Savings
$2,143.50
Pending Deposits: $12.90
My New Car
Do Not Touch
Vacation Fund
Create a new fund

Guac's Marketplace: The "Secret Sauce"

Guac Has Built An Exclusive In-App Marketplace That Brings User Experience To The Next Level

▶ Guac's marketplace enables users to pay for goals like travel <u>directly</u> from their Guac savings fund *without* having to leave the app or make a transfer.

The seamless save-and-purchase process **increases convenience** and **adds exclusivity** relative to other micro-savings apps. Users will also receive discounts on retail pricing, **further incentivizing** marketplace usage.

Guac is partnering with online travel agencies, concert/event providers, fashion, and tech companies to provide services in the app. Several **major brands** have already signed on, and discussions are ongoing with many more.



Cashback: More "Secret Sauce"

Cashback Apps Like Rakuten And Ibotta Are Hugely Successful And Have Been Big Winners For Investors.

Guac plans to incorporate a rewarding "cashback" feature on every purchase made in its Marketplace. It will also deposit those funds back into the user's Guac account, giving them **an immediate boost** to their savings and motivating them to continue using the app.

- We anticipate this feature could greatly **improve user retention, loyalty,** and **long-term growth** — all important factors for a potential investor.



GUAC COULD BECOME AN <u>INTEGRAL PART</u> OF A MILLENNIAL'S SAVE-AND-SPEND LIFESTYLE.

THEIR GUAC SAVINGS FUND GROWS

THEY BUY AN EXPERIENCE IN THE MARKETPLACE

THEY RECEIVE CASHBACK WHICH IS DEPOSITED INTO THEIR GUAC ACCOUNT



▶ A built-in marketplace with cashback transforms Guac from a micro-savings tool into **a full lifestyle banking solution** for millennials.



How Gauc Makes Money

93% Of Millennials Say No-Fee Banking Is A Priority.

▶ Guac is the only free micro-savings app with absolutely **no subscription fees**, **no sign-up fees**, and **no monthly fees**.

To successfully penetrate the millennial market (and help separate itself from competitors), Guac created a revenue model that is not dependent on monthly fees. Instead, Guac generates revenue from the benefits it gives its users.

✓ Guac receives a commission on each purchase and booking made through the in-app marketplace.

✓ Guac generates income from the interest it earns on deposits. The more users it acquires and deposits it holds, the more interest revenue it earns.

✓ Guac also charges a fee every time a user transfers money from its savings fund to their checking account. There is no fee when the user purchases through the in-app marketplace.

Guac
Total Savings
$2,143.50
My New Car
Do Not Touch
Vacation Fund
Grocery Store
Venmo
Save

Guac Revenue Generators:



- Up to **20% commissions** on all purchases + bookings made via the Guac Marketplace
- **1.5% interest** on all deposits
- **$0.99** for users to transfer funds back to their checking account. An additional $0.99 is charged to bypass the standard bank billing cycle of 3 days to have funds available with 24 hours

Users Are Raving About Guac

Guac Delivers Undeniable Value And Benefits To Users At No Cost.

This radical way of thinking has resulted in mass adoption and product evangelists. Here's what members are saying:



Been waiting for something like... Aug 28
★★★★★ Cwilliams-11

I wish I would have thought of this idea. Great way to set personal finance goals without having to think about it 24/7. Love how easy the platform is to use and the updates keep getting better. Thanks for creating this app and can't wait to earn my next trip.

Loving this app!!! Mar 24
★★★★★ Girlsthink

I was skeptical but it's legitimately helped me save for the things I've been putting off due to my horrible spending habits!!! This app works!!!! A+++ I promise you'll be happy once you use it!!! Super easy and worth it!!

Exactly what I have been lookin... Aug 17
★★★★★ A-Nice Im So Icey Boi

I wanted a app like this that could help me save money. I didn't want to deal with acorns investing my money for me. I have saved over a hundred dollars in under four weeks and I have not even noticed the money it takes. I would recommend to everyone five stars!

Next thing I knew... Aug 8
★★★★★ LoomerRailroad

I've never been a saver. When I came across this app, I didn't think it would make an impact. Next thing I know, I have hundreds put away for a trip called "TBD". It's literally been 3 weeks. It's easy. It's mindless. It works. Set it and forget it.

But The Team Behind Guac Is No Stranger To Success...

A **Track Record** Of Success

Some Of The Key Acorns Team Members That Were Instrumental In Building The Company Into **An $860 Million Company** Are Now With Guac



- Acorns is **a hugely successful** micro-savings app that rounds-up a users change and invests those funds in $5 increments.

The company is one of the fastest growing fintech's in the world with a userbase exceeding **4.5 million** users.

▶ **ACORNS IS VALUED AT $860 MILLION.**





Rich Ingrassia

Rich **was a key part of the original Acorns team**. He helped develop the company's first financial models and was paramount in its initial capital raises. He has joined Guac's Board of Directors and will play an active role as the company's Strategic Finance Advisor.





Mike Paley, Scott Paley & Sami Khan

Mike, Scott & Sami are Co-Founders of Staircase Digital and **were instrumental in the growth of both Acorns** and Honey (which was just sold to PayPal for $4B). They have made a strategic investment in Guac and plan to work closely with management team and bring their user acquisition expertise to help the company grow.

Growth Marketing Momentum

Early Marketing Success Shows Millennials Are Increasingly Embracing Gauc.

With the experience learned at Acorns, Guac's team has deployed a successful growth marketing campaign resulting in some of the **lowest customer acquisition costs** in the industry — only $14 per user (compared to the industry average of $50-$100).

- Guac is also working with leading social media influencers that collectively have **75 million+** followers to drive further growth. These influencers have a major impact on the millennial market and will play a key role in helping Guac *"go viral"*.



▶ **Every user adds value to Guac.** With more users being added daily — *at industry low acquisition costs* — the potential value building for shareholders who get in today is exciting.



- **Current Users**: 13,540 (as of May 2020)
- **Current Qtr Users Added**: 3,952
- **Qtr-Over-Qtr Growth Rate**: 41.2%
- **Current Amount Saved**: $345,000
- **User Acquisition Cost**: $14 avg.
- **Industry Avg Cost**: $50-$100

Disruption Potential

Guac Has The Potential To Disrupt Not One... But Two Of The Most Lucrative Industries On The Planet.



Travel:

Airlines, hotels & hospitality companies are paying commission rates of up to 25% to third parties like **Expedia** and **Travelocity** (which struggle to capture the valuable Millennial audience).

▶ Guac aims to steal market share from large travel portals by charging vendors lower commission and providing them with the highly coveted Millennial audience they desire.

Banking:

In a 2019 report, traditional banks cite the number one concern is **deposit displacement**.

▶ Every dollar deposited with Guac is one that is sucked from another financial institution. This opens a new, never-before-seen drain on bank deposits and could pose a long-term threat to traditional brick-and-mortar banks.



A Prime Takeover Target

Guac Has The Data And Disruption Potential To Be A Major Acquisition Target

Guac collects three of the **most valuable** pieces of data every business desires: <u>what</u> a customer wants, <u>how much</u> they're willing to spend, and <u>when</u> they want it by.

▶ This information could play a big factor in why a company would want to buy Guac.

Who Would Want To Acquire Gauc?

- ✔ **Financial Firms And Banks:** Guac is starting to **disrupt the traditional banking industry** with deposit displacement (which could grow exponentially as its userbase climbs).
- ✔ **Travel Firms Like Expedia:** Guac is **stealing market share** away from large travel portals (which could put a crosshair on its back from the likes of Expedia or Travelocity).
- ✔ **Big Data Firms Like Google or Amex:** Guac collects data on the **highly coveted millennial** (which will soon become the highest spending generation of all-time).


Bloomberg
Digital Banking
Future Finance
Banks Waking Up to Fintech Threat Throw Billions Into Digital
Can big lenders beat the fintechs at their own game?

BANKS WAKING UP TO FINTECH THREAT THROW BILLIONS INTO DIGITAL

*"For a while, the world's banking giants largely ignored them. Now they're starting to feel the heat—and fighting back with the most formidable weapon in their arsenals: **cash**."*

Bloomberg

Banks are starting to realize fintech companies are a serious threat to their business – and **that's great news for companies like Guac.**

Fintech M&A Is Red-Hot

Fintech's Are Experiencing Acquisition Activity At Unprecedented Rates

2019 set a record as the **largest year ever** in terms of deal count AND dollar volume in the financial technology market. Activity is expected to continue to be strong this year despite a coronavirus slowdown.



▶ **STRONG ACQUISITION ACTIVITY** BODES WELL GUAC SHAREHOLDERS.



- Paypal acquires **Honey** *(Nov. 2019)*
  ▸Paid: **$4 billion**



- Intuit acquires **Credit Karma** *(July 2019)*
  ▸Paid: **$7.1 billion**



- Visa acquires **Plaid** *(Jan. 2020)*
  ▸Paid: **$5.3 billion**



- Sofi acquires **Galileo** *(Apr. 2020)*
  ▸Paid: **$1.2 billion**



- Fidelity National Information Services acquires **Worldpay** *(July 2019)*
  ▸Amount: **$35 billion**



- Mastercard buys real-time payments unit from **Nets Group** *(Aug. 2019)*
  ▸Paid: **$3.2 billion**

Guac's Advantages

Guac Has Several Major Advantages Over Other Micro-Savings Apps.



✔ **Guac Helps Users Reach Their Savings Goals Faster.**

Other apps usually use a "round-up" feature which saves **pennies at a** time, making it <u>almost impossible</u> to reach short-term goals.

- **Guac** uses a percentage-based "save while you spend" tool that enables users to save larger amounts per transaction.

✔ **Guac Offers Users More Freedom And Customizability.**

Other apps **limit a user's ability** to customize how much is saved per transaction and offer limited assistance to meet goals.

- **Guac** allows users to set <u>exactly</u> what percent of each transaction is saved. It also allows users to set a savings goal amount by a desired date and will <u>give analytics</u> on how to meet that goal based on their spending habits.

✔ **Guac Is Free For Everyone**

Other apps **charge monthly fees** or have account minimums.

- **Guac** is the only free micro-savings app with absolutely no subscription fees, no sign-up fees, no minimums, and no monthly fees.

Other **Micro-Savings Apps**



- Designed for long-term savings and retirement.

- "Rounds-up" transactions then invests the saved amount in mutual funds.

- Doesn't fit the short-term user experience millennials want and desire. Can take a long time to meet savings goal.

- User has no control over how much is saved. Each transaction is simply rounded up to the next dollar.

- **Valuation: $860 Million** [1]



- Rule-based savings app where a designated amount of money is moved from your checking account to savings account based on different rules.

- Most common rule is the "round-up rule" whereby a user rounds-up any expense on their linked checking accounts to the nearest dollar to save the difference.

- Gives the user more flexibility but depending on the designated rule, it almost "penalizes" the user into saving, resulting in a negative experience.

- **Valuation: Not publicly available** *($500 million est.)* [2]



- Algorithm-based savings platform that pulls money out of your bank account at random times based on historical transactions.

- Users have zero control over how much is taken out or when.

- Very hard for the majority of millennials living paycheck to paycheck.

- **Valuation: $277.5 Million** [3]

1) https://www.businessinsider.com/acorns-approaching-unicorn-status-2019-1
2) https://www.crunchbase.com/organization/qapital
3) https://pitchbook.com/newsletter/digit-secures-275m

MANAGEMENT TEAM



Scott Armstrong – Founder + President

- Business executive with over 30 years experience building and scaling companies.

- Been a key part of several successful exits including founding and selling the Axis Eye Institute, and serving as Business Manager for WaveTec, which was sold to a Novartis for $350 million.

- Scott is also a former Chief Operating Officer of Monolith Capital.



Rich Ingrassia – Director Strategic Finance

- Was a key part of the original Acorns team where he helped develop the company's first financial models and was paramount in its initial capital raises.

- He is also the Founder and Managing Partner of Wheelhouse Digital Studios, a venture capital & private equity firm. He's a former senior analyst at Roth Capital and has advised institutional money managers on portfolio decisions for funds of $50 million to $50 billion.

Ryan Armstrong – Co-Founder + Vice President

- Business executive/entrepreneur with 10+ years in consulting, specializing in Sales & Marketing with a focus on social media & growth marketing.



Thomas Marquart – Digital Marketing Lead

- Thomas has over 10 years of marketing expertise and a unique understanding of today's social media climate. He has cultivated a powerful network of influencers and digital marketing professionals, and is bringing these relationships to Guac.



John Yuzdepski – Product Developer Consultant

- John is Co-Founder of RITECH, a design and development company that's worked with Microsoft, Discovery Master and ROVR. He brings experience in Senior VP roles in technology and product development.



Invest In Guac Today

▶ This Is Your Opportunity To Invest In Guac At A Seed-Round Valuation

Guac is opening its doors to **a limited number of ground-floor investors** in anticipation of rapid growth in their dedicated lifestyle banking app for millennials. Openings are on a <u>first-come</u>, <u>first-serve</u> basis.

 **Guac**

Guac Is Raising Up To $1.07 Million
at $0.50 per share for a pre-money valuation of $5.3 million.

Use Of Funds:

- **Working Capital:** $214,600
- **Advertising:** $480,000
- **Professional Fees:** $85,400
- **Software Development:** $290,000

WHY INVEST IN GUAC?

1) First Of Its Kind. Guac is the **first dedicated lifestyle banking app for millennials** that uses a percentage-based, micro-savings tool to help its users save and pay for their goals in one place.

2) Backed By Top Fintech Talent. Key members of the team that helped build micro-savings app Acorns into **an $860 million success** have joined Guac.

3) Disruption Potential. Guac has potential to disrupt two of the world's most lucrative industries: **finance** and **travel**.

4) Rapid Growth Rate. Guac's **industry-best user acquisition cost** enable it capture market share quicker than its competitors. Current growth rate <u>exceeds 40%</u> quarter-over-quarter.

5) Major Takeover Potential. Guac knows what each user is saving for, how much they want to save, and when they want to save it by. This data adds **major value** and could make the company a <u>prime target for acquisition</u>.

EXHIBIT E
Video Transcript

Video Transcript

"Save while you spend
Set your goal
Save while you spend
Access the Guac Marketplace
Select how to spend your savings

Text exchange:
Having a blast on my trip
I was able to save enough money just in time
I used the Guac savings app that you recommended!
Thanks again!"